Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-167807

August 31, 2010

This material represents an assessment of the market environment at a specific time and is not intended to be a forecast of future events or a guarantee of future results. The opinions expressed are intended to provide insight or education and are subject to change. This information should not be relied upon as research or investment advice regarding any security.

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares COMEX Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares COMEX Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Dodd Kittsley

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Jessica Edrosolan:	Hello, and welcome to our iShares Investing In Gold Series. I’m Jessica Edrosolan and I’m a senior strategist for the Institutional iShares team. Joining us today is Dodd Kittsley who’s a Director in BlackRock’s Global Client Group. Here at BlackRock, Dodd heads up our ETF due diligence effort, and has been an ETF analyst at other large broker-dealers over the course of his career

Dodd, it’s great to have you with us today.

Dodd Kittsley:	Thanks for having me.

Jessica Edrosolan:	So we’ve seen a dramatic increase in the popularity and interest in commodities-based exchange-traded products over the past five years. Can you talk a little bit about the landscape, generally?

Dodd Kittsley:	Absolutely. The landscape has changed pretty dramatically. We saw the first exchange-traded products giving precise commodity exposure being launched in the end of 2004.

00:31:48	And that really was an inflection point for the exchange-traded product industry at large, because it really signaled that exchange-traded products are not really just about indexing. They’re about gaining efficient exposure to asset classes in precise market segments as well. It also was very notable at the time because it

Dodd Kittsley

instantly made gold and silver relevant to a much broader investor base. Prior to exchange-traded products, it was very difficult to gain exposure to the bullions, to the gold and silver bullion in a precise, cost-effective manner.

00:32:23	Since that time, we’ve seen tremendous flows into gold-based exchange-traded products, partly driven by market events, but I think really what was happening was a secular change in the way that people could access gold and it was finally relevant for them to own.

We’re seeing a lot of very interesting trends. They’re using gold for many different purposes. The one that we find that’s becoming most prevalent is folks recognizing that gold can serve as a noncorrelated or uncorrelated asset to traditional, other asset classes.

00:28:26	So for many clients that we’re working with, they’re using gold as a small position, but a position in their strategic asset allocation models. For others we’re seeing them use exchange-traded products like IAU as a hedge against inflation, as a way to protect against geopolitical risk, economic risk and uncertainty in periods of market volatility. Gold traditionally as an asset class has performed extremely well when equity markets have done poorly.

Jessica Edrosolan:	So speaking about gold exchange-traded products in particular, what are some of the other advantages for investors in accessing the gold market via these vehicles?

Dodd Kittsley

00:32:48	Dodd Kittsley: Really, it’s all about efficiencies. The advantages to investors include them being low cost, which is important. It’s also the trading flexibility. It’s really opened up the minds of asset allocators in terms of including gold in a strategic asset allocation type of strategy. Folks are being able to use them now for tactical purposes as well.

00:33:22	And because they can access it so efficiently, they’re able to be able to hedge inflation and currency exposure.

Jessica Edrosolan:	You work closely with a lot of large investment management firms. What are you seeing in terms of their investment policies right now in allocations to gold in their portfolios?

Dodd Kittsley:	We’ve seen a dramatic increase in the interest in gold, and I think a lot of things are at play here. One, being concerned about inflation over the longer period of time. Another is concern of a weaker dollar, which was largely fueling, I think, a lot of the growth in the gold-based exchange-traded products over the last few years. But probably the primary use that we’re seeing of gold is it is a defensive position within a strategic asset allocation portfolio.

00:34:09	So gold, for example, over the last — since 1973, in seven out of the ten worst-performing markets of the S&P 500 on a quarterly basis, gold actually had positive returns.

:

Dodd Kittsley

00:34:41	Now, gold was long-term correlation to individual asset classes — let’s take U.S. equities, for example — has been almost zero, 0.2 over the last 10 years on an annualized basis. And very low relative to other things like fixed income and international equities, as well.

00:35:12

Jessica Edrosolan:	Some say that the popularity of gold exchange-traded products and the attention they’ve attracted from investors may actually be driving the cost of gold higher. Do you have a view on that?

00:35:57	Dodd Kittsley: I certainly do. I think over the short period of time, the flows into the gold exchange-traded products really has not driven the price of gold up. And we’ve actually done some correlational studies looking at cash flows on a global basis into exchange-traded products, and there really is no relationship between movements on a day-to-day or week-to-week basis in gold. That being said, we are recognizing that there’s a secular shift in the marketplace today.

00:36:27	Gold exchange-traded products have really opened up gold in its accessibility to a much broader investor base, and we do believe that that has been a positive factor on the supply/demand dynamics.

Jessica Edrosolan:	Dodd, would you say that the accessibility of the gold market via exchange-traded products is equally interesting for the institutional investors, as it is to retail investors?

Dodd Kittsley

Dodd Kittsley:	Very much so. We’re [finding] institutions [finding] gold exchange-traded products offering advantages relative to traditional ways that they’ve accessed the gold market, whether it be through swaps or futures contracts as well. For the individual investor, it really offers more precise ways of gaining exposure to gold.

00:37:28	In the past, folks have had to invest in gold-mining companies, where there’s not necessarily a great correlation between those companies and actually the movement in gold prices. So it has offered precision in both markets. I think they’re being used subtly differently.

Jessica Edrosolan:	One last question, Dodd. You mentioned that gold ETPs are a very efficient way for investors to access the gold market. Because of the structure, just having a single constituent such as gold, how do you think about the liquidity between different ETPs?

00:30:42	Dodd Kittsley: Yeah, the liquidity of the exchange-traded products in the gold market really is driven by the liquidity of accessing gold in general. So it’s much less relevant of looking at secondary market trading volume the way one would assess the differences between two equity exchange-traded products.

Jessica Edrosolan:	Thanks, Dodd, for spending some time with us today. Always an enlightening conversation with you.

Dodd:	Well, thanks for having me.

Dodd Kittsley

Jessica Edrosolan:	And thank YOU for joining us today for our iShares Investing in Gold series. I’m Jessica Edrosolan with BlackRock.

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